FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September, 2007
Commission File Number: 001-12518
Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

Item

1	Press release to the CNMV, Spain’s stock market regulator, dated September 13, 2007, detailing the contents of a presentation to analysts and investors that took place on September 13.

Item 1
Press Release
Santander Investors’ Day
Banco Santander profit will grow
15% annually in 2008 and 2009
•	Santander aims to grow ordinary profit five points above its peers.

•	Santander aims to be the world’s most efficient global bank, with an efficiency ratio of 40%.
Madrid, September 13, 2007 — Almost 200 analysts and investors attended two working sessions of Santander Investors’ Day in Madrid, held to review the performance of the Group and its various business units and report on the prospects for the next two years.
Alfredo Sáenz, Santander’s Second Vice Chairman and CEO, opened today’s session. He anticipated that the business environment will be more complex and demanding. In this context, Banco Santander is targeting a 15% CAGR in EPS for the period 2008-2009. This forecast excludes acquisitions and extraordinary items from asset sales.
Alfredo Sáenz explained that the market has become more demanding and “successful companies need to grow ahead of their peers. To achieve this, you need to be efficient and have strong franchises, with high market shares in strategic markets,” as is the case with Santander.
Santander’s CEO said: “Our model guarantees higher long-term growth than our peers.” He added that Banco Santander will increase EPS at least five points over its competitors in the next few years.
The reasons behind Santander’s ability to grow more than its competitors are based on the business model.
•	We actively manage our business portfolio, which is very diversified and balanced between mature and emerging markets.

Comunicación Externa.
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

•	We export our business model to each local market to achieve best practices in the local market.

•	We leverage our local businesses in global economies of scale (unified technological platform, four regional operational centres and common organizational structure).

•	We leverage our global businesses to improve our competitive position in our local banks.
This means local banks operating in each market can’t compete with Santander’s local units in costs or global businesses. This structure will enable Santander to end 2009 with an efficiency ratio of 40%, becoming the world’s most efficient global bank, according to Alfredo Sáenz.
Santander’s CEO explained the Group’s main challenges for the next five years:
•	Santander’s value being higher than the sum of the parts.

•	Maintaining dynamism.

•	Not losing the costs’ culture.

•	Ever-more sophisticated risk management.

•	Capital discipline.
Alfredo Sáenz’s speech was followed by presentations from executives from the Group’s main business units.
Santander Commercial Banking in Spain: Enrique García Candelas, the head of Santander’s network in Spain, said the Spanish economy will maintain its strength and continue to grow ahead of the European average. Lower growth in sectors such as real estate and construction, which are in a soft landing period, will be offset with growth in other sectors, such as industry. Thus, a slowdown in mortgages will be offset by higher growth in consumer and company finance. Moreover, immigration will have a positive impact.
Enrique García Candelas said: “Santander’s differentiated abilities will enable us to continue growing revenues by over 12%, with a normalising risk premium.” The bank expects to have 10 million customers by 2009, half of which will benefit from the “We want to be your bank” strategy. Santander’s network in Spain aims to be the best savings bank in the mass market and the best bank in segments such us companies, private banking, etc.
Banesto. Ana Patricia Botín, Chairman of Banesto, presented the bank’s goals for the next two years, including targets for 2009 for the first time. Banesto expects to grow its market share 0.25 point annually over the rest of the banks in loans and customer funds. ROE will increase 1% annually, reaching 19% in 2009, and the efficiency ratio will improve two points each year, closing 2009 at 38%.

Comunicación Externa.
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Ana Patricia Botín said: “Banesto has developed capacities which will allow it to grow revenues ahead of its competitors in the next few years thanks to a winning commercial strategy which overlays our technological advantage and a strong distribution capacity.”
Latin America: Francisco Luzón, member of the Board and head of the Americas Division, said that Latin America and, mainly, its three largest economies — Brazil, Mexico and Chile, which account for 70% of the region’s GDP- have consolidated sustained growth, with low inflation and a sound management of public and external accounts, enhancing macroeconomic stability.
Francisco Luzón indicated that presence in geographical areas which, like Latin America, are in a process of “bancarisation”, or increasing banking intermediation, with middle class expansion and demographic growth, offers a unique opportunity for Santander’s retail banking business, which will continue to grow revenues by around 20%, 10 points above the expected increase in costs.
Abbey: Antonio Horta Osorio, Abbey’s CEO, said we are implementing a new business model to transform Abbey into a retail bank with a full range of products and services. “Abbey is registering an excellent performance against its initial goals, surpassing local competitors”, Horta Osorio said. In 2007, and for the third consecutive year, the gap between growth in earnings and costs will be double-digit, thus more than covering the cost of capital.
For the next few years, Abbey’s CEO expects annual revenue growth of 5%-10%, above the market average, continuing with around 0% cost increase and sound credit quality.
Santander Consumer Finance. Juan Rodríguez Inciarte, head of Santander’s Consumer Finance Division said: “Our excellent position in consumer finance grants us significant opportunities, even in the most heavily banked economies. Consumer credit per capita is still low in most European countries. The average in the European Union (EU15) is around 2,600 euros, much lower than US’s 6,200 euros.” Santander Consumer Finance’s goal is to position itself as the leader in consumer finance.

Comunicación Externa.
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Despite the short-term pressure in spreads due to higher interest rates, Juan Rodríguez Inciarte expects SCF revenues to grow over 10%, 12% in the case of new businesses, whilst the efficiency ratio will remain below 30%.
Portugal: Nuno Amado, Santander Totta’s CEO, explained that the bank has shown excellent performance in spite of the unfavourable environment. In the last five years, net profit has more than doubled, achieving earnings well ahead of its main competitors.
“The improvement in economic prospects will give us higher growth potential in the next few years, especially in the SME segment.” In the period 2008-2009, Santander Totta expects to improve its market share 0.15 point annually in loans and customer funds. The goal of achieving double digit growth in revenues, with costs under control, will enable the Bank to reach an efficiency ratio below 40% in 2009, remaining the most efficient retail bank in the Portuguese market.
Banco Santander’s meeting with analysts and investors will continue tomorrow. Chairman Emilio Botín will close the event.

Comunicación Externa.
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.
Date: September 13, 2007	By:	/s/ José Antonio Alvarez
		Name:	José Antonio Alvarez
		Title:	Executive Vice President